Filed by Bank of America Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934

Subject Company: Countrywide Financial Corporation
Commission File No. 001-8422

Bank of America

Acquiring Countrywide Financial

Ken Lewis
Chairman & Chief Executive Officer

Joe Price
Chief Financial Officer

January 11, 2008

Forward Looking Statements

This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect the company's businesses and economic conditions as a whole; 5) changes in the interest rate environment and market liquidity reduce interest margins, impact funding sources and effect the ability to originate and distribute financial products in the primary and secondary markets; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) changes in accounting standards, rules or interpretations, 10) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; 11) mergers and acquisitions and their integration into the company; and 12) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Bank of America does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. For further information regarding Bank of America Corporation, please read the Bank of America reports filed with the SEC and available at www.sec.gov.

Cornerstones of Consumer Financial Relationships

Deposits



Debit and Credit Cards

Consumer Real Estate

Unique Opportunity to Gain Leading Position in Consumer Real Estate

Bank of America Acquiring Countrywide Financial

- Bank of America gains immediate scale becoming the largest mortgage originator and servicer
  - Currently, Bank of America ranks 5th in the U.S. in mortgage originations and 6th in mortgage servicing
- Affirms our status in the United States as a premier consumer bank with a strong Deposit, Card and Mortgage product suite
- Broadens mortgage capabilities to new and existing customers further driving future profitability
- Enhances capabilities of a leading mortgage technology platform
- Presents a one-time opportunity to acquire the largest U.S. mortgage platform

Countrywide Financial Corporation - Overview

- **America's largest mortgage lender**
  - Top overall originator
  - Leading position across channels
  - Top servicer with $1.5 trillion servicing portfolio and more than 9 million loans
- **Significant production footprint**
  - Over 1,000 field offices and 15,000 person mortgage sales force
  - National multi-channel distribution platform
- **Strong capabilities**
  - Operational expertise
  - Leading technology platform
  - Broad management experience
- **Scale of operations**
  - 50k+ workforce
  - $209B in assets; $55B in deposits

Countrywide Financial Corporation Segment Results

($MM)	2002	2003	2004	2005	2006	02 - '06 CAGR	9 Mo 9/30/2007
Net Income before Taxes							
Mortgage Banking	$975	$2,952	$2,336	$2,435	$2,062	21%	($894)
Banking	84	287	582	1,074	1,380	101%	10
Capital Markets	200	442	479	452	554	29%	(103)
Insurance	75	139	160	184	320	44%	429
Global Operations	5	26	42	35	29	53%	19
Other	4	(0)	(3)	(32)	(11)	NM	(64)
Total	$1,343	$3,846	$3,596	$4,148	$4,334	34%	($602)
Provision for Taxes	$501	$1,473	$1,398	$1,620	$1,659	35%	($321)
Net Income	$842	$2,373	$2,198	$2,528	$2,675	34%	($282)
Diluted EPS ($/Share)	$1.62	$4.18	$3.63	$4.11	$4.30	28%	($1.24)
ROE	18.2%	34.3%	23.5%	22.7%	18.8%	NM	-1.9%

Countrywide Financial

Bank of America

Challenges and Opportunities

Near term challenges……

- Continued weakness in housing expected throughout 2008
- Declines in mortgage market origination volumes
- Increases in delinquencies and defaults, and higher credit losses
- Secondary market liquidity remains fragile

…… CREATING OPPORTUNITIES

- Origination practices becoming more rational
- Originations currently better quality

Terms of Transaction

Transaction:	100% of Countrywide
Exchange Ratio:	.1822 BAC share
Consideration:	All stock
Pricing Multiples:	.31x tangible book value 2.9x 2009 First Call EPS est.
Due Diligence:	Completed
Expected Closing:	3Q08
Approvals:	Customary regulatory and CFC shareholder

Financial Summary

- Transaction expected to close in third quarter 2008
- Overall expense efficiencies of $670 million after-tax ($1 billion pre-tax)
  - 10% realized in 2008
  - One third realized in 2009
  - Two-thirds realized in 2010
  - Fully realized by 2011
- Business model changes to conform to BAC balance sheet management methodology decrease earnings but aid capital
- After-tax restructuring charge of $1.2 billion
- Additional capital issuance and expected asset reductions targeted to maintain Tier 1 capital neutrality
- EPS Impact (excl. restructuring charge)
  - Neutral in 2008
  - 3 % accretive in 2009

Uniquely Positioned to Win With Consumers

- **Gain leading position in consumer real estate**
  - Leading production franchise
  - Leading servicing capabilities
  - Leading technology platform
  - Experienced management team
- **Affirms our status as the United States premier consumer bank with Deposit, Card and Mortgage product suite**
- **Offer broader mortgage capabilities to new and existing customers**
- **Gain additional capabilities of a leading mortgage technology platform**
- **One-time opportunity to acquire the largest U.S. mortgage platform**

Bank of America

Bank of Opportunity™

Additional Disclosures Regarding This Transaction

In connection with the proposed merger, Bank of America will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide will mail the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.

- You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "Investor Relations" and then under the item "SEC Filings". You may also obtain these documents, free of charge, from Countrywide's website (www.countrywide.com) under the tab "investor relations" and then under the heading "SEC & other filings."

<u>Proxy Solicitation</u>

Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bank of America's executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2007. You can find information about Countrywide's executive officers and directors in definitive proxy statement filed with the SEC on April 27, 2007. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.

Bank of America